

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 22, 2017

Via E-Mail
Kevin B. Habicht
Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, FL 32801

>   **Re: National Retail Properties, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed February 13, 2017**
>   **Form 8-K**
>   **Filed February 13, 2017**
>   **File No. 1-11290**

Dear Mr. Habicht:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Daniel Gordon

Daniel Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
  Commodities